Mississippi Plaza
201 N. Harrison St.
Davenport, IA 52801-1939
www.lee.net
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

January 30, 2006

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Ms. Cvrkel:

The following is in response to your January 12, 2006 letter, which was received via facsimile on January 13, 2006.

The Company intends to make all changes described herein in future filings. Unless otherwise noted, the changes will occur in the Form 10-K for the year ending September 30, 2006.

Comment 1

The Company believes the nature of the expected changes is largely captured in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the 2005 Form 10-K. The changes in the expected makeup of income from continuing operations are largely related to the impact of the Pulitzer Inc. (“Pulitzer”) acquisition, which is disclosed extensively in the Form 10-K. Pulitzer operates in certain states which differ from those in which the Company has historically operated. Such states have different income tax rates and the effect of tax nexus also plays a role.

The manufacturing credit is, of course, a new tax law that will be applicable beginning in 2006. The amount of the expected changes has been estimated, but not with any degree of certainty.

The Company will disclose the estimated effective rate in future filings, beginning with the December 31, 2005 Form 10-Q.

Comment 2

Other operating expenses are comprised of those operating expenses not considered to be compensation, newsprint and ink, depreciation or amortization, all of which are individually significant and separately identified in the Consolidated Statements of Income. The components of other operating expenses, none of which is individually significant to investors, are detailed below:

(Thousands)	Year Ended September 30
	2005	2004	2003
Travel and entertainment	$10,426	$8,512	$8,589
Office supplies	9,293	7,518	7,389
Technology	5,856	4,908	4,007
Postage	21,537	16,133	16,163
Facilities and telephone	28,159	24,880	25,641
Production supplies	9,877	8,329	8,394
Outside services	27,103	20,683	17,056
Features, services and supplements	12,676	10,351	10,128
Promotion	15,397	11,721	10,019
Bad debt	3,216	4,284	3,132
Insurance	2,719	2,685	2,546
Delivery	39,284	26,624	25,084
Professional fees	7,421	5,651	5,340
Donations	1,954	1,721	1,477
Employee expenses	3,788	3,082	2,581
All other	531	295	229
Total	$199,237	$157,377	$147,775
Total Same Property %	0.2%	5.3%

The aggregate changes in such costs, and on a same property basis, are disclosed in MD&A. The Company further noted in MD&A the amount of impact of acquisitions on overall operating costs, which accounts for substantially all of the overall change between 2005 and 2004. In addition, the Company noted in MD&A that costs of new niche publications and expenses to increase circulation contributed to the growth in such costs.

To the extent such costs change in a meaningful way in the future, further description of such change is warranted and will be disclosed in future filings.

Comment 3

Transition costs include the following costs, all of which are directly related to the acquisition of Pulitzer, separately identifiable, non-recurring, and not capitalizable under generally accepted accounting principles (“GAAP”):

•

$6,296,000 - Bonuses contractually committed by Pulitzer prior to closing paid to former Pulitzer employees related to their retention for 90 days subsequent to the closing. Such costs could not be recognized by Pulitzer prior to the close of the acquisition due to the 90 day service requirement.

•	$886,000 - Consulting, professional and other fees.
•	$877,000 - Bonuses to Company staff related to successful consummation of the acquisition, or integration.
•	$380,000 - Travel, training and meeting costs for Pulitzer and Company staff related to Pulitzer’s integration.
•	$305,000 – Regular compensation paid to Pulitzer employees who were retained temporarily subsequent to closing to assist in the transition process
•	$185,000 - Other

The Company will expand its description of such costs in future filings, beginning with Form 10-Q for quarter ended December 31, 2005.

Comment 4

The $1,200,000 amount is related to settlement of Wisconsin income tax audit issues at less than the amount accrued for such issues. The Company does not believe the nature of the audit, or amount at issue, warrants further discussion in the Form 10-K.

Comment 5

Practices for reporting equity in earnings of affiliates vary widely in the publishing industry, from a component of revenue on one end, to the approach suggested by the Staff.

GAAP requires presentation of this element of the financial statements as a single amount, with which the Company complies. In addition, Rule 5.03(b)(13) allows for the use of judgment as to the required placement within the income statement when justified by the specific facts and circumstances.

The Company believes the following facts and circumstances justify the presentation of equity in earnings as a component of operating income:

•	The Company’s equity investments are integral to its business, and the Company has significant involvement in the operations of these investments.
•	Certain persons in leadership and other roles in management and/or operations of these equity investments are employees of the Company.
•	Significant intercompany transactions occur between the Company and its affiliates.
•	Certain of the Company’s services provided to its subsidiaries, such as sales development and training, and information technology expertise, are extended to its affiliates.

Further, the presentation used in the 2005 Form 10-K (and since 2001) is the result of revisions implemented after extensive discussions with the Staff arising from its review of the Company’s 2001 Form 10-K.

The Company believes that exclusion of the results of this affiliate from its operating results would distort its true operating results due to the identical nature of the businesses. Accordingly, and given the use of line item detail in the financial statements, and other extensive information in the notes thereto, the Company believes no revision to its financial statement presentation is necessary.

Comment 6

A key reason for the increase in accounts receivable is the acquisition of Pulitzer.

The Company agrees with the recommendation of the Staff and will comply in future filings, by disclosing the policies regarding uncollectible accounts and determination of delinquent status.

Comment 7

The Company agrees with the recommendation of the Staff and will comply in future filings, by disclosing the amount of interest capitalized.

Comment 8

Rule 12-09 requires the Company to list, by major classes, all valuation and qualifying accounts and reserves into the following two categories (a) those valuation and qualifying accounts which are deducted in the balance sheet from the assets to which they apply and (b) those reserves which support the balance sheet caption: reserves. The accounts for self-insurance of health care, workers compensation and certain long-term disability costs are recorded as liabilities and are neither deducted in the balance sheet from any assets nor classified in the balance sheet as reserves. Accordingly, the Company does not believe that such accounts are required to be disclosed as a valuation and qualifying account.

Comment 9

Substantially all of the $1,461,554,000 purchase price disclosed in Note 2 was paid to shareholders and holders of other equity instruments of Pulitzer, based upon a value of $64 per share. Approximately $11,200,000 of fees and expenses related to the transaction are included in the purchase price. This amount represents less than 1% of the total disclosed value of the transaction.

As discussed in the forepart of the Form 10-K, the Company’s strategy is to grow through acquisitions of newspapers that serve similar markets. The Company believes that the utilization of successful selling strategies and tactics, combined with the significant size of the new acquisition, will provide future synergies in a number of operating and administrative areas which resulted in the recording of goodwill in connection with the acquisition.

The Company proposes to disclose the nature and amount of total consideration paid, and the primary reasons for the acquisition, including facts leading to recognition of goodwill, in future filings.

Comment 10

The Company engaged Bearing Point, Inc. to perform a comprehensive valuation of the tangible and intangible assets of Pulitzer, including determining the estimated useful lives of intangible assets.

Several factors affect the useful life of the advertiser lists, including the attrition rates of existing advertisers, expected future revenue growth from existing advertisers, and operating margins generated by such advertisers.

The method used to determine the useful life of the advertiser lists is to determine the point at which approximately 95% of the value is achieved based on the cash flow generated by such advertiser lists. Once the useful life for each individual advertiser list is determined, it is weighted by revenue to determine a weighted average useful life for the overall asset.

Comment 11

At the time of the conversion of loans to equity, the carrying value of the Company’s loans to CityXpress totaled $1,129,000. The Company determined that the fair value of the stock approximated the carrying value at the time the conversion occurred, based on a stock transaction between CityXpress and another unrelated company which occurred close to the conversion date. Accordingly, no gain or loss recognition was appropriate.

Comment 12

The net additional cost of the reissued shares ($706,000, as disclosed) is being amortized over the remaining vesting period of the reissued shares as a modification of an award in accordance with SFAS 123.

The Company agrees with the recommendation of the Staff and will comply in future filings, by disclosing the accounting treatment.

Comment 13

We refer the Staff to our Form 8-K/A filed June 20, 2005 for substantial additional information regarding the pro forma assumptions, financial statements and notes thereto.

Given the magnitude of the transaction and the incomplete nature of the valuation work being performed at the time of the filing of the required Form 8-K, the values and amortization periods of intangible assets were, of necessity, estimated. The use of such estimates is disclosed in the June 20, 2005 Form 8-K/A, as well as the financial impact of changes in such estimates. The Company does not believe that further discussion of the myriad possibilities for such estimates would add meaningfully to the pro forma financial statements, as presented. The 2005 Form 10-K disclosed the final amounts for amortization of intangible assets.

The amount of debt to finance the transaction is disclosed in Note 7 to the consolidated financial statements. In Note 7, the Company disclosed that debt was repaid in conjunction with the acquisition of Pulitzer. The amount repaid will be added in future filings. Such amount is also disclosed in the Company’s June 20, 2005 Form 8-K/A.

Comment 14

The Company attempts to minimize the use of non-GAAP financial measures, including EPS, when it is practical to do so. Nonetheless, the Company believes that its use of non-GAAP components of EPS is consistent with Item 10(e) of Regulation S-K. The Company also believes that its presentation is consistent with and supported by the guidance provided in the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, particularly Questions 8, 9, 10 and 11, and the Answers thereto. The Company notes that its filings do not include disclosure of cash flow per share, in compliance with SFAS 95. The Company also notes, as required under Item 10(e), that its disclosures identify the most directly comparable GAAP financial measures with equal or greater prominence, and include reconciliations thereto in its filings. The Company also explains that it believes the non-GAAP EPS presentation provides meaningful supplemental information to investors and financial analysts with which to evaluate its financial performance, by excluding expenses and expenditures related to the acquisition of Pulitzer that may not be indicative of its core business operating results and are of a substantially non-recurring nature. The Company also believes that both management and investors benefit from reference to this non-GAAP financial measure in assessing the Company's performance and in forecasting and analyzing future periods.

* * * * *

As requested, the Company acknowledges:

•	Its responsibility for the adequacy and accuracy of the disclosures in its filings;
•	That Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings, and;
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

/s/ Carl G. Schmidt

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer